

21002955

.. Washington, D.C. 20549

≡6 Mail Process ANNUAL AUDITED REPORT
FORM X-17A-5
MAR 01 2021 **PART III**

Washington, DC

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SEC FILE NUMBER
8-37730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 _____ AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haverford Trust Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3 Radnor Corporate Center, Suite 450

(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul S. Rovner   610-995-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Binney H.C. Wietlisbach _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Haverford Trust Securities, Inc. _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


_/Armen M/_____
Signature

President


_Deborah F Roberts_____
Notary Public

Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Haverford Trust Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Haverford Trust Securities, Inc (the Company) as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2008.

Philadelphia, Pennsylvania
February 24, 2021

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	4,593,585
Brokerage commissions receivable		52,936
Other assets		25,327
Total assets	$	4,671,848

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates		1,422
Accrued expenses and other liabilities		26,980
Total liabilities		28,402
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		49,900
Retained earnings		4,593,446
Total stockholder's equity		4,643,446
Total liabilities and stockholder's equity	$	4,671,848

See accompanying notes to financial statements.

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)
Notes to Financial Statements
December 31, 2020

(1)   Business and Organization

Haverford Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in 1987 and generally provides brokerage services as the introducing broker to clients of The Haverford Trust Company (HTC), the parent company.

All of the outstanding stock of the Company is owned by HTC, a state-chartered trust company and commercial bank under the laws of the Commonwealth of Pennsylvania. Effective April 1, 2010, the sole stockholder and founder of HTC, George W. Connell, created Drexel Morgan & Co., a Pennsylvania corporation, to become a bank holding company and 100% owner of HTC.

Considerations Related to COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. COVID-19 continues to spread in the United States and throughout the world. Federal, state, and local governments have taken various actions to limit the spread of the disease, including quarantines, travel restrictions, limitations on gatherings, closures of businesses and other social distancing measures. The COVID-19 pandemic and the efforts to contain the outbreak have led to significant economic disruption, including volatility in financial markets, declines in interest rates, reduced economic activity and an increase in unemployment claims.

The COVID-19 pandemic may have material adverse impacts on our business, results of operations and financial condition. Specific impacts may include, but are not limited to, operational disruptions, including employees working remotely and health risks to our employees.

The extent of the impact of the COVID-19 pandemic will depend on numerous factors, all of which are highly uncertain and cannot be predicted. These factors include the length and severity of the outbreak, the responses of governments and private sector businesses, and the impacts on our customers, employees, and vendors.

(2)   Summary of Significant Accounting Policies

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Company in the preparation of its financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(a) Related-Party Transactions

A significant percentage of the Company's trading activity is directed by The Haverford Trust Company. Therefore, the Company's brokerage commissions and profitability are almost entirely dependent on decisions made by HTC.

During the year ended December 31, 2020, total expenses of $439,745 were allocated to the Company by HTC pursuant to a written agreement for office space, certain compensation and related benefits, office supplies, and other shared corporate expenses. The founder of the Company who is also sole stockholder of Drexel Morgan & Co. receives payments for business development and other services provided to the Company. Total compensation for these activities amounted to $50,000 and has been included within Employee Compensation and Benefits expense for the year ended December 31, 2020. As of December 31, 2020, due to affiliates was $1,422 and represented an amount owed to HTC from the Company related to the year-end settle-up of allocated expenses pursuant to the expense sharing agreement described above.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments with maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash equivalents in the statement of financial condition approximates its fair value. Included within cash and cash equivalents is a $25,000 deposit with the clearing broker. This represents good and free funds to assure compliance with representations, agreements, and indemnifications in the agreement between the Company and the clearing broker.

(c) Revenue Recognition

The Company recognizes commissions as revenue when securities trades are executed based upon the size and volume of transactions. Revenue is recognized at a point in time and is recorded on a trade-date basis as the event occurs and the related performance obligations are completed.

(d) Income Taxes

The Company is taxed as an S-corporation for both federal income tax purposes and Pennsylvania state income tax purposes. Therefore, there is no provision for income taxes.

The Company evaluates the S-corporation's tax positions to determine if they meet the minimum thresholds for financial statement recognition of the benefits of uncertain tax positions taken or expected to be taken in filing tax returns. Recognition of tax benefits of an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company has evaluated the S-corporation's tax positions taken or expected to be taken on income tax returns for all open periods and has concluded that no provision for income tax is required in the S-corporation's financial statements. The S-corporation's federal and state tax returns for tax years for which the applicable statutes of limitations have not expired (years 2017 – 2020) are subject to examination by the various jurisdictions.

(Continued)

(3)   Fair Value Measurement

The Financial Accounting Standards Board's ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

ASC 820-10 describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company did not have any assets or liabilities reported at fair value on a recurring or nonrecurring basis required to be disclosed under ASC 820-10 as of December 31, 2020.

(4)   Concentrations

Substantially all of the Company's cash and cash equivalents are deposited at one financial institution.

Brokerage commissions receivable of $52,936 are due from the Company's clearing broker.

(5)   Agreement with Clearing Broker

The Company has entered into an agreement with a broker (the clearing broker) to execute securities transactions on behalf of its customers. The Company clears all of its securities transactions through this clearing broker, in an arrangement that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company net of fees for clearing and other services. Fees for clearing and other services were $118,564 for the year ended December 31, 2020. Substantially all revenue reported by the Company for 2020 resulted from this relationship. Full payment of the $52,936 receivable at December 31, 2020 was received from the clearing broker in January 2021.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by either the Company or the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2020, the Company did not incur any such expenses, and there was no such liability as of December 31, 2020.

(6)   Subsequent Events

The Company has evaluated subsequent events through February 23, 2021, the date the financial statements were available to be issued.

(Continued)

(7)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $4,563,810 at December 31, 2020, which was in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 0.62% at December 31, 2020.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.